

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

SUPPL

Group Secretariat

14th March 2005

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



05006850

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions. Under the same London requirements, such notification has also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Date of Transaction	Nature of Transaction	No. of Shares Involved	Price Per Share
Norman Lyle	14/03/2005	Exercise of Options	+ 30,000 (acquired)	US$7.455
		Sale of Shares	- 8,000 - 22,000 ----------- - 30,000 (sold)	US$18.10 US$18.00

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary